Exhibit 4.1

Telecom Corporation of New Zealand Limited Telecom Place 167 Victoria Street West Auckland 1142 Email: wayne@teawatea.net.nz	T +64 9 385 6018 F +64 9 357 0798 www.telecom.co.nz

26 August 2011

Paul Reynolds

Chief Executive Officer

Telecom Corporation of New Zealand Limited

Level 2

Telecom Place

167 Victoria Street West

Auckland 1142

NEW ZEALAND

Dear Paul

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 28th June 2007 (as subsequently amended).

As you know, the proposed demerger of Telecom into “New Telecom” and “New Chorus” (Demerger) will affect how your performance criteria are measured, and how performance incentive entitlements will be calculated, during the period in which Demerger occurs. As a result, this letter sets out the changes applicable to your Annual Performance Incentive and your Long Term Incentive.

Incentive Levels

Your Total Base Remuneration and Annual Performance Incentive will be maintained as per Schedule A of your employment agreement. Your Long Term Incentive annual target value will be maintained at $2,100,000 per annum.

Long Term Incentive Scheme Alterations

These changes apply in relation to the application of the Long Term Incentive component of your remuneration, and in particular, to your entitlements under the following schemes:

•	Performance Entitlements Scheme;

•	Performance Rights Scheme;

•	The FY10 CEO Long Term Incentive scheme.

Performance Entitlements Scheme

As a result of Demerger the number of entitlements to which you are eligible under grants previously made under the Performance Entitlements Scheme will increase, to reflect the expected loss in value of those entitlements pursuant to the Demerger. The number of additional entitlements you will receive will be an amount equal to “N”, which shall be calculated in accordance with the following formula and rounded to the nearest whole number:

N =	(X × R) × Y Z

where:

X =	the number of entitlements held by you on the Demerger record date

R =	0.2 (being the number of New Chorus shares that each Telecom share as at the Demerger record date entitles the holder to receive pursuant to the Demerger)

Y =	the VWAP of New Chorus shares during the first 20 business days commencing on the business day after the Demerger date

Z =	the VWAP of Telecom shares during the first 20 business days commencing on the business day after the Demerger date

VWAP =	the unweighted average of the daily volume weighted average sale price per share sold on NZSX on each business day during the relevant period specified

The Performance Hurdles relating to your entitlements under the Performance Entitlement Scheme will continue to apply. However, since Demerger is expected to result in a reduction to the Telecom share price, and specifically Telecom’s Total Shareholder Return (TSR), the TSR calculation set out in the Performance Hurdles document will be adjusted so as to reflect the loss in value in the share price of a Telecom share as a result of Demerger. Standard & Poor’s has confirmed the ability to continue to accurately calculate TSR performance post-demerger by adjusting for the value of New Chorus at demerger.

Performance Rights Scheme

As a result of Demerger, the number of Options to which you are eligible under grants made under the Performance Rights Scheme will increase, to reflect the expected loss in value of those Options pursuant to the Demerger. The increase will be calculated in accordance with the formula set out above (taking N as the number of additional Options of a class to be issued to you, and X as the number of Options of that class held by you on the Demerger record date).

As for the Performance Entitlements Scheme, the Performance Hurdles relating to your Options will continue to apply but the TSR calculation set out in the Performance Hurdles document will be adjusted so as to reflect the loss in value in the share price of a Telecom share as a result of Demerger.

Please note that the Performance Rights Scheme Rules will be amended to reflect the treatment of the Performance Rights Scheme in the Demerger. The amended Performance Rights Scheme Rules will be made available to you prior to Demerger.

2010 CEO Long Term Incentive Grant

The 2010 CEO Long Term Incentive cash grant will continue to be of effect, after Demerger, with payment to be made in accordance with the Scheme Rules by Telecom.

The performance criteria and targets applicable to your grant will remain as per the initial grant.

2011 CEO Long Term Incentive Grant

A new grant will be made to you on or around 15 September 2011 under the Equity Link Scheme. A copy of the Equity Link Scheme Rules, and further details, will be provided with the grant letter.

An entitlement under the Telecom Equity Link Scheme is not a security issued by Telecom, but rather a cash payment subject to and upon the terms and conditions set out in the Telecom Equity Link Scheme. It is agreed that any grant of an entitlement is a discretionary benefit and is not to be included in calculations of your gross earnings for the purposes of calculating holiday pay under the Holidays Act 2003.

Annual Performance Incentive Scheme Alterations

Performance Incentive Scheme

You will continue to hold your Telecom shares with restrictive conditions in accordance with the terms of the original grant under the Performance Incentive Scheme. Such Telecom shares will entitle you to receive New Chorus shares under the Demerger in the same manner as other eligible Telecom shareholders. The New Chorus shares you receive in respect of such Telecom shares will not be subject to the restrictive conditions contained in the Performance Incentive Scheme. Demerger will not affect the divestment restriction on the Telecom shares held pursuant to the grant.

All other terms and conditions as set out in your employment agreement and subsequently varied remain unchanged and in force and effect.

Yours sincerely

/s/ Wayne Boyd

Wayne Boyd

Chairman

I, Paul Reynolds, understand and accept the conditions of employment set out in this variation to my agreement and I confirm my acceptance of these terms and conditions.

/s/ Paul Reynolds

Date:

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